Exhibit 12.1

CBD Media LLC

Ratio of Earnings to Fixed Charges

	Predecessor				CBD Media LLC
	Year Ended December 31,			Period from January 1, 2002 to March 7, 2002	Period from March 8, 2002 to December 31, 2002	Year Ended December 31, 2003
	1999	2000	2001
	(Dollars in thousands)				(Dollars in thousands)
EARNINGS AS DEFINED:
Earnings (loss) from operations before income taxes	$27,030	$29,417	$32,845	$4,965	$6,630	$(2,746)
Fixed charges	220	211	237	31	10,597	25,638

Earnings as defined	$27,250	$29,628	$33,082	$4,996	$17,227	$22,892

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$69	$69	$69	$16	$10,545	$25,549
Portion of rental expense representative of the interest factor	151	142	168	15	52	89

Fixed charges as defined	$220	$211	$237	$31	$10,597	$25,638

RATIO OF EARNINGS TO FIXED CHARGES	123.9	140.4	139.6	161.2	1.6	0.9
ADDITIONAL INCOME REQUIRED TO MEET A 1.0 RATIO	N/A	N/A	N/A	N/A	N/A	$2,746